Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
	March 31,
	2006	2005
	(in thousands, except ratios)
Fixed Charges:
Gross interest expense	$10,376	$5,424
Interest portion of rent expense	48	50

	10,424	5,474

Earnings:
Income before taxes	45,854	56,713
Plus: fixed charges	10,424	5,474
Less: capitalized interest	1,655	1,990

	$54,623	$60,197

Ratio of Earnings to Fixed Charges	5.2x	11.0x